STEELCLOUD
Moderator: Brian Hajost
July 30, 2009
4:00 PM EDT

Brian Hajost: Good afternoon and welcome to this SteelCloud investor status call.  With me today is Jay Kaplowitz. one of our board members and the Company’s securities attorney.

Before I begin let me read the Safe Harbor Statement.

Except for historical information, all the statements, expectations, and assumptions contained in the foregoing are forward-looking statements that involve a number of risks and uncertainties.  It is possible that the assumptions made by management are not necessarily the most likely and may not materialize.  In addition, other important factors that could cause actual results to differ materially include the following: our ability to obtain financing in the short term; general business conditions and the amount of growth in the computer industry and the general economy; competitive factors; ability to attract and retain personnel and key sales and management personnel; the price of our common stock; and the risk factors set forth from time to time in our SEC reports, including our Quarterly Report on Form 10-Q for the period ended April 30, 2009.  SteelCloud undertakes no obligation to update or correct these forward-looking statements.

This conference call, and the information provided today, does not constitute an offer to buy or an invitation to sell, any of the securities of the Company.  Such an offer may only be made pursuant to a registration statement and prospectus filed with the Securities and Exchange Commission.

The purpose of this call is three fold:
▪	I will briefly review the last 6 months and how we got to where we are today.

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▪	I will provide more insight into some of the Company’s recent announcements.
▪	And, most importantly, I will give a detailed view of our strategy going forward and the significant opportunities in our near-term future.

As you listen to my presentation please be sensitive to the possibilities that those opportunities and events discussed may not happen or may happen in a timeframe that differs significantly for my expectations.

I will touch on business strategies of our partners and prospective partners so I must be sensitive to the proprietary of their business and will, therefore, be vague regarding some details.

Please keep in mind that this is an open call, attended by investors and potential investors, partners, competitors, and customers.  I must keep the level of information appropriate for this greater group of attendees.

We are in the last week of our third quarter.  I, therefore, will not be discussing financial data on this call.  In preparing for this call I reviewed the investor call scripts from our three investor calls this year and our 8K documents and press releases.  In retrospect, these communications represented the best information that we had at the time of the communication.  Today will be the same.  With that said, there are always communication limitations arising out of government and market regulations and practices and general corporate liability considerations.  I trust that our investors understand the constraints on communication for a public corporation.

We have allotted one hour for this call which will end promptly at 5:00pm.

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In January of this year we found ourselves deeply affected by the economy with a serious need to raise capital.  We had significant potential orders from existing customers being delayed over multiple fiscal years.  Some of our OEM customers reduced orders, became insolvent, or were acquired by other companies with their own supplier relationships.  I did see some light at the end of the tunnel, assuming that we could raise the appropriate capital to weather the downturn.

In earnest, Kevin Murphy our CFO and I interviewed and/or met with over 50 institutions, fund managers, and significant potential investors from January to June of this year.  Our experience was consistent, investors were universally interested in the SteelWorks Blackberry business, but were luke warm at best, over investing in the combined business of our Company.  There was also a great desire amongst interested investors for registered shares.  We filed our registration statement in April to register shares to raise capital through a public offering.

I am sure that our investors are aware that the hardware integration business requires considerable cash to fund operations.  Shipping/receiving, purchasing, ISO processes, engineering and program management are all fairly fixed costs of hardware manufacturing.  Success in this business is also tempered by the fact that increased success, especially with long-term contracts, requires increased working capital to fund inventory carrying costs, work in process, and receivables.

Several things happened in the spring that affected our direction today.  Most significantly, we believe that our prospects for the SteelWorks Mobile business improved dramatically.  And, we came to the realization through our discussions with scores of investors, that raising capital dictated that we focus on our BlackBerry-related business and shed our Integration business.

Let me paraphrase what we discussed during the June 16th investor call:
▪	Our current economy dictate that we re-think our plans and strategies

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▪	Going forward, SteelCloud would primarily be a software company organized around our domestic, international, and DoD BlackBerry markets\
▪	We were evaluating strategic opportunities for our integration business
▪	We would create a smaller, more efficient organization with the best prospects of becoming cash flow positive

And, we have done all of these things.

On July 10th we announced that we sold our hardware integration business to NCS Technologies a local competitor.  NCS was selected out of several potential acquirers of the business.  This transaction provided near-term cashflow, allowed for a significant reduction in staff, and more importantly, the elimination of customer support obligations and our warranty liabilities for the thousands of servers and appliances that we have delivered over the last three years.  The agreement, which is available in its entirety on a form 8K filed by us with the SEC on July 16, 2009, provides for ongoing royalties back to SteelCloud from future customer sales.  One of the primary criteria for selecting NCS was our belief that they were in the best position to take care of our customers and generate future revenues that would generate royalties back to SteelCloud.  An added bonus was that they agreed to hire much of our remaining operational staff which helped to make the transition seamless for our customers and reduced the transition effort on our part.  I can report to you that the transition is complete and NCS’s performance has exceeded my expectations.  Today we are operating at approximately ½ the overhead expenses when compared to three months ago.

Turning to our Capital raising activities, Kevin and I spent two days this week in NYC meeting with investment banks and brokerage houses.  We have been thru two rounds of SEC comments on our registration statement and are hopeful that we will be able to go effective soon.  The details of the S1 are available on-line.  We are registering 16M shares and 16M warrants.

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While our S1 makes its way through the SEC approval process, I determined that it was in the best interests of the Company that we seek a bridge loan.  This loan was announced on July 8th on a Form 8K that we filed with the SEC.  This $250,000 loan is a fairly simple non-convertible instrument with a fixed rate, warrants, and a lien on some of the Company’s assets.  It is expected that, as we raise capital, this loan will be repaid and the liens removed.

Regarding the Nasdaq listing, I do not have anything of additional substance to report above what we have reported on our Form 8Ks.  We have requested an appeal which automatically stays our delisting until the completion of the appeal process.  We do not yet have a date for the appeal hearing.  Once we have the appeal hearing, the appeal panel will typically render a decision in approximately 30 days.  There are several outcomes which include delisting or delay until our capital raising activities are complete.  If we are delisted, it is the Company’s intention to move to the OTCBB exchange run by Nasdaq.  We do not foresee a disruption in trading of SteelCloud stock.  We are cognizant that Nasdaq will reinstate their $1 minimum bid requirement on August 1st.  We expect to receive a deficiency notice by the middle of August as do numerous other Companies listed on Nasdaq.  This notice will give us 180 days to come into compliance.  It is the intention of the Company, as I sit here today, to take reasonable steps to keep our Nasdaq listing.

So to summarize our financial accomplishments,
•	June 15th our board members, in a show of support and confidence in our plan, each made a restricted equity investment in the Company’s stock
•	July 1st, we executed a bridge loan with Caledonia Capital
•	On July 10th we sold the Integration business generating immediate cash and establishing a future potential royalty stream
•	Throughout this period we have worked on getting the S1 through the SEC process
•	We have identified appropriate and interested firms that may act as placement agents when the S1 is effective

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We are not out of the wood yet from a financial perspective, but our financial condition has improve markedly over the last two months giving us the time to raise capital through our pending S1 and to execute our business strategy which I will cover now.

In our previous investor call I discussed the SteelWorks Mobile product.  We have developed commercial and DoD-specific versions of SteelWorks.  The DoD version is branded under the name SteelWorks FedMobile. Both products appliantize RIM’s BlackBerry Enterprise Server – or BES.  BES is a server software solution which has been implemented in most enterprise Blackberry installations.  It provides synchronization, security, policy management, deployment automation, and application management.  BES provides unique capabilities to the enterprise that are not available in any other technology.  Today, BES implementations have approach 200K worldwide – most running the 4.X version of BES.  After a three year production cycle, RIM released the 5.0 version of BES in May.  It is expected that vast majority of BES sites will begin upgrading to the new 5.0 version of the system.

The SteelWorks Mobile team has worked diligently over the past 8 months to upgrade our appliance software.  Our proprietary fail-over capability, EverAvail, provides SyncBeat, a heartbeat between two appliances and allows the second appliance to take over the operation in the event the first appliance fails for any reason.  We have also packaged SteelWorks in a new secure hardened Microsoft Windows Server environment.  I believe that SteelWorks Mobile is the single best way to implement BES.  It is elegant, it is simple, and users can realize the benefit of their purchase within hours, rather than weeks or months.  Within the significant BlackBerry ecosystem, SteelWorks Mobile is a unique solution.  BES is one of the most prolific server software products in the world.  Every 1% of BES market share SteelCloud wins, nets the Company approximately $8M in high margin revenue.

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Our BlackBerry-based business is very different than our traditional hardware business.  It is fundamentally a software business.  It involves smaller transaction at much high margins.  It is sold through channels, requiring a much smaller investment in sales staff.  In involves the marketing of the product through web 2.0 venues and methodologies.  And, it integrates one of the highest quality server applications available – the BlackBerry Enterprise Server.  Again with installations approaching 200k, it is one of the most prolific server applications in existence.

I mentioned a few minutes ago that we believe that our prospects for SteelWorks Mobile have improved dramatically in the last few months.  Not only will the Release of BES 5.0 open up SteelWorks to the significant upgrade community, but SteelCloud has, and is, establishing significant new channel and partner relationships that a Company of our size would not typically have access to.

Earlier this month we announced an OEM agreement with Dell.  This is significant for SteelCloud for a number of reasons.  With the sale of our integration capability, outsourcing this function to Dell alleviates the need to fund an infrastructure for shipping/receiving, component purchasing, and most importantly, warranty and break/fix customer support.  It greatly simplifies our operations while improving our net margins.  This Dell relationship brings two additional significant advantages to SteelCloud – worldwide on-site hardware support and instant credibility with the Dell name and reputation.

This is only phase one of our relationship with Dell.  I have just signed an agreement with Dell to begin the process of setting up Dell to sell SteelWorks through Dell.com and their own sales organization.  This will be a new phase in our relationship with Dell and will also include setting up a large national technical products distributor.  We have completed the first stages of our negotiation with this distributor.  Once set up, SteelWorks Mobile can be purchased by the distributor’s extensive VAR, consultant, and reseller network.  The distributor will handle orders, shipments, credit risk, and billing.  We plan to stock product at the distributor.

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Furthermore, we are actively working with Dell to evaluate how we might, together, leverage their considerable marketing capability to promote SteelWorks Mobile.  No promises yet, but I am greatly encouraged.  For a large company I have to compliment Dell’s agility and their ability to marshal their resources.

We will soon begin a new phase in our relationship with Research in Motion.  We have been notified that SteelCloud has been selected to offer a new option to a portion of their new Alliance Partner program for select BlackBerry hosting partners.  Hosting partners are companies that offer outsourced Blackberry Enterprise Server capabilities to multiple smaller companies as a service.  Our relationship will kick-off a week from Monday, at the Hostingcon 2009 show in Wash. DC.  SteelCloud will participate in RIM’s booth at the show.  The official launch of the new program is Sept. 1.  Our agreement will include the sale of our SteelWorks Mobile appliances as well as BES licenses.  The added benefit of this significant opportunity is that SteelCloud will receive monthly license fees for each Smartphone supported by these hosters, thus creating a recurring monthly revenue stream for SteelCloud.  We estimate that approximately 100 current hosting partners will begin the near-term transition to SteelCloud starting September 1.  We are in discussions to replicate this scenario into other geographies outside of North America.  We believe that our total solution was attractive to RIM because our appliance affords the easiest way to implement and support BES while minimizing the support burden.  Also, we increased our value proposition significantly when we brought Dell to the table, demonstrating that we could provide a worldwide go to market strategy.

Let me not forget the great relationship we have with CDW.  CDW has been responsible for all of our recent sales, including the DoD sales that we just announced.

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Most of what I have discussed pertains exclusively to our commercial SteelWorks product.  As most of our investors know we also have a DoD-specific version of SteelWorks which includes the productization of DoD’s Security Technical Implementation Guides or “STIGs.”  These STIGs include the Windows STIG, .Net STIG, and the Wireless STIG.  DISA is responsible for developing the STIGs for BlackBerry.  The 5.0 STIG was not scheduled for this year, but it is our understanding that it will be budgeted in the government’s next fiscal year starting in October.  This turn of events is good for SteelCloud because it gives us ample time to absorb the near term projects that I have discussed and to get fully prepared for what might be the largest single market opportunity that Company has ever faced.  This opportunity involves the potential upgrade of the almost 10,000 DoD BES installations to v5.0.  Let me remind our investors that we believe our product is easily justified by reducing the four weeks of STIG consulting necessary to install BES to a 60 minute task.  With our average revenue of approximately $10,000 to $12,000 per installation at a 75%+ margin and you can easily see that our total potential market opportunity exceeds $100M.

As you can see, we have been hard at work.  We still have a lot to accomplish and management believes that reaping the benefits from our recent initiatives is in our future.  And, by no means is success with any of our initiatives assured.  But, assuming we do raise the expected capital, I believe our future looks bright.  Few companies of our size have the opportunity to work with the stature of partners in a market as dynamic as we are now engaged.

I thank you for your time today and we will now open the lines up for questions for the remainder of the hour.

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